                                                                    Exhibit 2(b)


                         AMENDMENT TO PURCHASE AGREEMENT


         This amendment is made as of June 28, 1996, between ChoiceCare Health Plans, Inc., an Ohio corporation ("Seller"), and Health Power HMO, Inc., an Ohio corporation ("Buyer").


                             Background Information

         (a) Seller and Buyer are parties to a Purchase Agreement dated as of April 9, 1996 (the "Purchase Agreement"), pursuant to which Seller has agreed to sell, and Buyer has agreed to purchase, certain of Seller's rights and interests in a Provider Agreement dated as of December 29, 1994, as amended (the "ODHS Provider Agreement"), between Seller and the Ohio Department of Human Services ("ODHS"), all as further described in the Purchase Agreement.

         (b) Pursuant to a letter dated April 19, 1996 (the "ODHS Comment Letter"), from William T. Ryan, the Deputy Director of the Office of Medicaid for ODHS, to Dr. Daniel A. Gregorie, the president and chief executive officer of Seller, and Thomas E. Beaty, Jr., the president of Buyer, ODHS has conditioned its approval of the assignment of the ODHS Provider Agreement from Seller to Buyer upon the completion of certain actions, all as further described in the ODHS Comment Letter.

         (c) Seller and Buyer desire to modify certain terms and provisions of the Purchase Agreement in satisfaction of the conditions set forth in the ODHS Comment Letter, and the parties intend that this amendment shall evidence such modifications.


                             Statement of Agreement

         The parties hereby acknowledge the accuracy of the foregoing Background Information and hereby agree as follows:

         1. Except as otherwise set forth in this amendment, all capitalized terms used in this amendment but not otherwise defined herein shall have the respective meanings given those terms in the Purchase Agreement.

         2. In no event shall the effective date for the purchase and sale of the Assets be after June 30, 1996.

         3. The last sentence of Section 1 of the Purchase AgreemenT is hereby deleted in its entirety and replaced with the following language:

         Seller shall be responsible to provide Buyer with accurate and complete utilization review reports (semi- annual/annual), cost reports (quarterly/annual), and the disclosure report (annual) required to be filed with ODHS pursuant to the ODHS Provider Agreement (collectively, the "Reports") which relate to periods prior to the Closing but are due for filing after the Closing, for a total of five Reports. Buyer shall be responsible to file the Reports with ODHS on or prior to their respective filing dates. The Reports shall be provided to Buyer at least two business days prior to their respective filing dates. As between Buyer and Seller, Buyer shall have no responsibility for the accuracy of any information contained in the Reports. In the event Seller fails to provide the Reports to Buyer by the above-referenced two business day period of time so as to enable Buyer to timely file the Reports, Seller shall be obligated to pay $2,000 to Buyer as damages for each such failure, not to exceed a total of $10,000, in addition to any other rights or remedies which then may be available to Buyer under this agreement or any applicable law.

         4. Section 2 of the Purchase Agreement is hereby amended in its entirety to read as follows:

         Except as otherwise set forth in this section, Buyer shall not assume any liabilities or obligations of Seller, whether accruing on, before, or after the Closing. From and after the Closing, Buyer shall assume Seller's obligations under the ODHS Provider Agreement and shall be responsible to provide health care services to those ADC Medicaid Members who are members of Seller's HMO as of the Closing, until such time as such members disenroll in Buyer's HMO.

         Seller shall be financially responsible for inpatient and professional fees related to inpatient care (the "Inpatient Fees") incurred by any ADC Medicaid Member who had inpatient status as of the Closing (an "Inpatient Member") for a period not to exceed 14 days following the Closing (the "14- Day Period"). However, Seller's maximum liability for Inpatient Fees shall not exceed an aggregate of $250,000 for all Inpatient Members (the "Maximum Amount"). Seller's liability under this paragraph shall be satisfied through Seller's payment of Inpatient Fees incurred by Inpatient Members during the 14-Day Period up to, but not exceeding, the Maximum Amount. Buyer shall be financially responsible for the Inpatient Fees incurred by the Inpatient Members during the 14-Day Period in excess of the Maximum Amount and for the Inpatient Fees incurred by any Inpatient Member after the 14-Day Period. Except with respect to the Inpatient Fees incurred by Inpatient Members during the 14- Day Period up to, but not exceeding, the Maximum Amount, Seller shall not have financial responsibility for any claims submitted by the Inpatient Members' providers for dates of service after the Closing. Buyer and Seller shall implement appropriate claim payment procedures with respect to the claims submitted by the Inpatient Members' providers, and if one of the parties pays any such claim for which the other party is financially responsible pursuant to the provisions of this paragraph, the party paying such claim shall be reimbursed by the other party. The party from whom reimbursement was sought shall have the right to engage an independent auditor of its choice to review the documentation supporting the reimbursed amount. The expense of such review shall be borne by the party from whom reimbursement was sought, unless the review determines that the reimbursed amount paid exceeded the correct reimbursable amount, in which case the expense of the review, not to exceed $5,000 in the aggregate, shall be borne by the party who sought the reimbursement. In all cases, any proprietary information made available to the independent auditors in connection with their review shall be kept strictly confidential by the auditors and shall not be disclosed to any other party.

         None of the Inpatient Members shall be required to change their inpatient facility during the duration of their stay. Furthermore, reimbursement to any provider with respect to any Inpatient Member shall be based upon the agreed-upon reimbursement rate between such provider and Seller in place at the time of the Inpatient Member's admission to the inpatient facility.

         Except for the Inpatient Fees incurred during the 14-Day Period, Seller shall be held harmless by Buyer from any and all claims under the ODHS Provider Agreement and relating to the Assets, with respect to the use and operation thereof on and after the Closing. Seller shall remain liable for the payment of all claim expenses incurred for dates of service prior to the date of the Closing, and Seller shall have a right to collect or receive payment from ODHS any receivables or monies due for periods of service prior to the Closing. Buyer acknowledges Seller's interest in such monies and, to the extent Buyer receives any such monies due Seller for such pre-Closing period, Buyer shall immediately forward such monies directly to Seller. Except with respect to the Inpatient Fees incurred by Inpatient Members during the 14-Day Period up to, but not exceeding, the Maximum Amount, Buyer shall be solely responsible for all claim expenses incurred for dates of service on or after the date of the Closing. To the extent permitted by ODHS and applicable law, beginning June 15, 1996, Seller shall provide Buyer with notice of all subsequent inpatient stays, proposed organ transplants, and referrals of health care services for ADC Medicaid Members enrolled in Seller's HMO. Buyer agrees to provide, as of the Closing, health care services to the ADC Medicaid Members, without exception and without underwriting restrictions.

         5. Notwithstanding any language in Section 6 to the contrary, Buyer and Seller acknowledge that ODHS has stopped further ADC Medicaid Member enrollment for Seller's HMO as of May 1, 1996.

         6. In accordance with program requirements, Buyer and Seller acknowledge that any mailings to ADC Medicaid Members must be approved in advance by ODHS.

         7. Buyer and Seller acknowledge that notification will be sent by ODHS to ADC Medicaid Members allowing such members sufficient time for disenrollment in Seller's HMO and selection of another HMO prior to their automatic enrollment in Buyer's HMO.

         The notification to be sent by Seller pursuant to Section 9 of the Purchase Agreement was sent on May 1, 1996.

         Buyer acknowledges that the ADC Medicaid Members who are automatically enrolled in Buyer's HMO as of the Closing will continue to have the monthly option to select another HMO until the open enrollment process is implemented in early 1997.

         8. Exhibit A of the Purchase Agreement is hereby amended to add the name of Judy Stewart.

         9. In the event of any inconsistency between the provisions of the Purchase Agreement and this amendment, the provisions of this amendment shall control. Except as amended hereby, the Purchase Agreement shall remain in full force and effect without change to any of its provisions.

HEALTH POWER HMO, INC.                          CHOICECARE HEALTH PLANS, INC.


By /s/ Thomas E. Beaty, Jr.                     By /s/ Daniel A. Gregorie, M.D.
   ------------------------------                  -----------------------------
       Thomas E. Beaty, Jr.,                           Daniel A. Gregorie, M.D.,
       President                                       President and Chief
                                                       Executive Officer